UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                     Washington, D.C. 20549

                                         SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             CUSA TECHNOLOGIES, INC.
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                                (Name of Issuer)

                                  Common Stock
     ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                                               126586106
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                                 (CUSIP Number)

      Jonathan S. Beckstrand, 986 W. Atherton Drive, Salt Lake City, UT 84123
                                 (801) 269-5085
     ---------------------------------------------------------------------------
        Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 24, 1997
      --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _X_.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126586106                                  13D      Page 2 of 5 Pages

1.    NAME OF REPORTING PERSON

      Richard N Beckstrand

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


(a)   ___
(b)   ___

3.    SEC USE ONLY


4.    SOURCE OF FUNDS

         PF, BK


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          ----

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States Citizen

7.    SOLE VOTING POWER

         11,661,569

8.    SHARED VOTING POWER

         518,015

9.    SOLE DISPOSITIVE POWER

         11,661,569

10.   SHARED DISPOSITIVE POWER

         518,015

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,179,584

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

         70.1%

14.   TYPE OF REPORTING PERSON*

         IN


ITEM 1. SECURITY AND ISSUER

Title & class of equity securities:

         Common Stock, Par Value .001

Issuer name and address:

         CUSA Technologies, Inc.
         986 West Atherton Drive
         Salt Lake City, UT  84123

ITEM 2. IDENTITY AND BACKGROUND

(a)   Name:

         Richard N. Beckstrand (hereinafter referred to as the "Reporting Individual')

(b)   Business address:

         986 West Atherton Drive
         Salt Lake City, UT 84123

(c)   Present principle occupation:

         Chairman and Chief Executive Officer of CUSA Technologies, Inc. (hereinafter "CTI or the Issuer") located at 986 West
         Atherton Drive, Salt Lake City, UT 84123

(d)   None.

(e)   None.

(f)   See Cover page Item 6.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION

The Reporting Individual will deliver $8,000,000 cash in consideration for 8,648,649 shares of CTI common stock, par value .001 (the "Current Purchase"), to be purchased by the Reporting Individual. A portion of the purchase price will be borrowed by the Reporting Individual from Zions Bank.

Prior to the Current Purchase, the Reporting Individual or entities controlled by the Reporting Individual acquired a total of 2,519,935 shares of the Issuer's common stock of which 1,237,015 were acquired on December 13, 1993, in exchange for common stock of Mountain Surgical Centers, Inc. ("MSC") through the merger of MSC with the Issuer (then known as Dimension Capital Corporation); 770,306 were acquired on June 21, 1994 in an exchange for ownership interests in a number of partnership entities pursuant to an exchange agreement involving certain real property located in Sparks, Nevada between the Issuer (then known as Mountain Surgical Centers, Inc.), on the one hand, and Doctors Building, Ltd. II, Pioneer Office Building Limited Partnership, and Pioneer Office Building "D" Limited Partnership, all Utah limited partnerships, and Aspen Business Company, a Utah Corporation, on the other; and 512,614 were acquired in various transactions.

ITEM 4. PURPOSE OF TRANSACTION

The securities were acquired for the purpose of investment. In accordance with the Purchase and Sale Agreement, entered into as of January 24, 1996 between the Issuer and the Reporting Individual, of the $8,000,000 proceeds from the sale, $2,000,000 shall be used to redeem the Issuers 1994 Series Convertible Preferred Stock and approximately $4,000,000 will be used to retire long term obligations, approximately $2,445,000 of which is owed to the Individual Investor or entities controlled by the Individual Investor. Pursuant to the Purchase and Sale Agreement, the Reporting Individual will deliver 1,208,400 currently exercisable 5 year options to purchase the Issuer's Common Stock at prices between $1.30 and $5.00 for 1,000,000 currently exercisable 5 year options to purchase the Issuer's Common Stock at $1.00 per share during the first year, $1.25 during the second year, $1.50 during the third year, $1.75 during the fourth year, and $2.00 during the fifth year. The Reporting Individual reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the common stock in the open market in privately negotiated transactions or in any other lawful manner in the future. Except as disclosed above, the Reporting Individual presently has no plans or proposals which relate to or would result in any action enumerated in subparagraph (a)-(j) of the instructions for Item 4 of Schedule 13(D).

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

(a) Aggregate number of the class of securities identified in Item 1. which are beneficially owned by the Reporting Individual:
      12,179,584 (includes 1,010,000 options to acquire securities).

      Percentage of the class of securities identified in Item 1. which are beneficially owned by the Reporting Individual: See cover, row 13.

(b)   See cover, rows 7 - 10.

         Information required by ITEM 2 with respect to person with whom the power to vote or direct the vote and to dispose or direct the disposition is shared:

         (a)  Name:                 Carol Beckstrand

         (b)  Residence:            5156 Cottonwood Lane
                                            Salt Lake City, UT  84117

         (c)   Present principle occupation:  None.

         (d)   None.

         (e)   None.

         (f)   United States Citizen


(c) Pursuant to a Purchase and Sale Agreement effective January 24, 1997 between the Issuer and the Reporting Individual, the Individual committed to purchase, and the Issuer committed to sell, in a private transaction, 8,648,649 shares of the Issuers common stock for $ .925 per share (and aggregate $8,000,000) on February 10, 1997 at the Issuers corporate headquarters or at such other time and place as the Issuer and the Reporting Individual agree. Also, pursuant to the Purchase and Sale Agreement, the Reporting Individual will deliver 1,208,400 currently exercisable 5 year options to purchase the Issuer's Common Stock at prices between $1.30 and $5.00 for 1,000,000 currently exercisable 5 year options to purchase the Issuer's Common Stock at $1.00 per share during the first year, $1.25 during the second year, $1.50 during the third year, $1.75 during the fourth year, and $2.00 during the fifth year.

(d)   None.

(e)   None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of 518,015 shares with his spouse Carol Beckstrand.

Additionally, 150,000 shares of the Reporting Individual's common stock are subject to a five year currently exercisable option whereby a third party may purchase the shares for $.925 per share during the option period.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Purchase and Sale Agreement between the Issuer and the Reporting Individual dated as of January 24, 1997.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 4, 1997
                                      -----------------------------------------
                                                     Date

                                      /s/ Richard N. Beckstrand
                                      ------------------------------------------
                                                     Signature


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                                                     Name/Title